Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, June 20, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 13 to June 17, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13.06.2022	598,427	53.7565	32,169,360.03	XPAR
13.06.2022	183,272	53.7443	9,849,829.23	CEUX
13.06.2022	45,715	53.8388	2,461,240.12	TQEX
13.06.2022	65,376	53.8299	3,519,183.74	AQEU
14.06.2022	597,853	54.0749	32,328,845.17	XPAR
14.06.2022	185,262	54.0494	10,013,298.69	CEUX
14.06.2022	56,523	54.0477	3,054,937.41	TQEX
14.06.2022	66,362	54.0495	3,586,834.71	AQEU
15.06.2022	614,199	53.6987	32,981,699.77	XPAR
15.06.2022	185,669	53.6957	9,969,621.53	CEUX
15.06.2022	45,833	53.6925	2,460,889.63	TQEX
15.06.2022	66,799	53.7016	3,587,214.34	AQEU
16.06.2022	743,848	52.1953	38,825,381.03	XPAR
16.06.2022	152,785	52.2833	7,988,097.02	CEUX
16.06.2022	34,159	52.2992	1,786,488.50	TQEX
16.06.2022	45,708	52.2907	2,390,101.72	AQEU
17.06.2022	707,163	51.2623	36,250,786.47	XPAR
17.06.2022	192,316	51.5271	9,909,482.25	CEUX
17.06.2022	44,257	51.5730	2,282,467.09	TQEX
17.06.2022	69,004	51.5432	3,556,690.13	AQEU
Total	4,700,530	52.9669	248,972,448.57

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com